August 19, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SANTANDER HOLDINGS USA, INC., under the Exchange Act of 1934:

- Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series H
- Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com